Company Contact
Dave Faulkner
Cimetrix, Incorporated
Phone: (801) 256-6500
Fax: (801) 256-6510
dave.faulkner@cimetrix.com

Cimetrix Announces First Quarter 2009 Financial Results
Revenues increase 5% from prior sequential quarter

SALT LAKE CITY, UT — May 15, 2009 — Cimetrix, Incorporated (OTCBB: CMXX) (www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, and electronics industries, today reported financial results for its first quarter ended March 31, 2009.

  Compared to the fourth quarter of 2008, Company revenues increased 5%. Software revenues decreased 6% from $458,000 to $430,000, while professional services revenues increased 20%.
  Total revenue for the first quarter declined 39% year-over-year from $1,355,000 in the first quarter of 2008 to $823,000 in the first quarter of 2009.
  Software revenue decreased over 56% from $989,000 in the same period last year to $430,000.
  The year-over-year professional services revenue increased 7% from $366,000 to $393,000.
  The Company reported a net loss of $324,000, or ($0.01) per basic and diluted share, in the first quarter, compared to a net loss of $379,000, or ($0.01) per basic and diluted share in the same period last year.

“The market for semiconductor 300mm capital equipment, our largest source of revenue for the past several years, virtually came to a stop in the first quarter of 2009. Customer shipments of 300mm equipment decreased more than 95% year-over-year. Fortunately, our efforts to promote the use of SEMI Standards in other markets, particularly the solar-photovoltaic market, as well as our commitment to serving customers in Europe and Japan, have both contributed to an increase in Company revenue quarter-over-quarter.” said Bob Reback, Cimetrix’s president and chief executive officer.

Further, Mr. Reback added, “We have taken appropriate steps to seek break-even cash flow despite the reduced revenue rate of the last two quarters. Despite the challenging business environment, we have retained all of our key employees and are vigorously pursuing new business opportunities.

Mr. Reback concluded, “Although there is a long way to go before 300mm shipments return to any type of reasonably sustainable levels for many of our customers, we are hopeful that easing economic conditions will result in an upward trend from recent levels. Once the semiconductor capital equipment market recovers, we expect to be well positioned for generating strong profits during the next up cycle.”

Highlights

  Successful execution of professional services project to deliver SECS/GEM capabilities on new equipment for a large solar-photovoltaic manufacturing facility
  Two design wins for Cimetrix software products, one in surface mount and the second in semiconductor assembly and packaging

About Cimetrix Incorporated

Cimetrix designs, develops, markets, and supports factory automation and equipment control software for the global semiconductor, photovoltaic, and electronics industries. A leading participant in SEMI standards development, Cimetrix’s connectivity software allows for quick implementation of the SECS/GEM, GEM300 and EDA standards.

The Company’s products can be found on virtually every tool type in nearly every semiconductor 300mm factory worldwide. The added-value of Cimetrix’s passionate support and professional services creates the industry’s only complete software solution. Key products include:

§	CIMControlFramework™
§	CIMConnect™
§	CIM300™
§	CIMPortal™

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and participates in various International SEMATECH Manufacturing Initiative (ISMI) programs.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement:

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Many of these factors are beyond the control of the Company. Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

# # #

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets

	March 31, 2009	December 31,
ASSETS	(Unaudited)	2008
Current assets:
Cash and cash equivalents	$25,000	$15,000
Restricted Cash	-	121,000
Accounts receivable, net	450,000	407,000
Inventories	-	2,000
Prepaid expenses and other current assets	36,000	25,000
Total current assets	511,000	570,000

Property and equipment, net	36,000	57,000
Intangible assets, net	42,000	56,000
Goodwill	64,000	64,000
Other assets	20,000	29,000

	$673,000	$776,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$214,000	$184,000
Accrued expenses	349,000	321,000
Deferred revenue	412,000	460,000
Current portion of notes payable and capital lease obligations	422,000	503,000
Total current liabilities	1,397,000	1,468,000

Long-term liabilities:
Notes payable – related parties, net	299,000	188,000
Long-term portion of notes payable and capital lease
obligations	455,000	335,000
Total long-term liabilities	754,000	523,000

Total liabilities	2,151,000	1,991,000

Commitments and contingencies

Stockholders’ deficit:
Common stock; $.0001 par value, 100,000,000 shares
authorized, 33,668,057,224 and 33,568,057 shares issued,
respectively	3,000	3,000
Additional paid-in capital	32,730,000	32,669,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(34,162,000)	(33,838,000)
Total stockholders’ deficit	(1,478,000)	(1,215,000)

	$673,000	$776,000

See accompanying notes to consolidated condensed financial statements

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Statements of Operations
(Unaudited)
	Three Months Ended
	March 31
	2009	2008
Revenues:
New software licenses	$196,000	$691,000
Software license updates and product support	234,000	298,000
Total software revenues	430,000	989,000
Professional services	393,000	366,000

Total revenues	823,000	1,355,000

Operating costs and expenses:
Cost of revenues	370,000	620,000
Sales and marketing	244,000	314,000
Research and development	172,000	252,000
General and administrative	304,000	475,000
Depreciation and amortization	25,000	54,000

Total operating costs and expenses	1,11500	1,715,000

Loss from operations	(292,000)	(360,000)

Other income (expense):
Interest and other income	-	1,000
Interest expense	(33,000)	(20,000)
Gain on sale of assets	1,000	-

Total other expense, net	(32,000)	(19,000)

Loss before income taxes	(324,000)	(379,000)

Provision for income taxes	-	-

Net loss	$(324,000)	$(379,000)

Loss per common share:
Basic	$(0.01)	$(0.01)
Diluted	$(0.01)	(0.01)

Weighted average number of shares
outstanding:
Basic	33,761,000	32,495,000
Diluted	33,761,000	32,495,000
See accompanying notes to consolidated condensed financial statements